SUPPL

ADITYA BIRLA GROUP

AM:PVK:1800:2007

Date:-31st October, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07027937

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Second Quarter and Half Year ended on 30th September, 2007.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Second Quarter and Half Year ended on 30th September, 2007, which are approved at the Meeting of the Board of Directors of the Company held on Wednesday, the 31st October, 2007.

Also find enclosed a copy of the Press Release.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
ASST. VICE-PRESIDENT &
COMPANY SECRETARY

Encl:- as above

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2007

(Rupees in Million)

	Particulars	Quarter ended 30/09/2007 (Unaudited)	Quarter ended 30/09/2006 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	**49,597**	**46,342**	**96,376**	**89,079**	**183,130**
2	**Other Income**	**1,098**	**1,108**	**2,344**	**1,884**	**3,701**
3	**Total Income**	**50,695**	**47,450**	**98,720**	**90,963**	**186,831**
4	**Expenditure**	**41,826**	**38,558**	**81,190**	**73,302**	**149,361**
	(a). (Increase)/Decrease in Stock	2,868	(6,207)	566	(15,866)	(4,425)
	(b). Consumption of Raw Materials	28,163	33,275	59,178	67,585	110,553
	(c). Purchase of Traded Goods	83	74	158	74	230
	(d). Employees Cost	1,560	1,312	2,881	2,461	5,196
	(e). Power and Fuel	4,568	4,946	8,798	9,693	18,486
	(f). Depreciation	1,446	2,080	2,874	3,421	6,381
	(g). Other Expenditure	3,138	3,078	6,735	5,934	12,940
5	**Interest & Finance Charges**	**632**	**515**	**1,194**	**1,149**	**2,424**
6	**Profit before Tax**	**8,237**	**8,377**	**16,336**	**16,512**	**35,046**
7	**Tax Expenses**	**1,809**	**2,401**	**3,879**	**4,521**	**9,403**
8	**Net Profit**	**6,428**	**5,976**	**12,457**	**11,991**	**25,643**
9	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**1,111**	**986**	**1,111**	**986**	**1,043**
10	**Reserves**					**123,137**
11	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	**5.78**	**6.06**	**11.25**	**12.17**	**25.52**
	(b). Diluted EPS (Rs.)	**5.78**	**6.06**	**11.25**	**12.17**	**25.52**
12	**Public Shareholding**					
	(a). Number of shares			841,777,721	848,720,228	845,583,773
	(b). Percentage of shareholding			68.60%	73.21%	72.94%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2007 (Unaudited)	Quarter ended 30/09/2006 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue					
(a) Aluminium	17,850	18,520	35,387	35,062	73,444
(b) Copper	31,783	27,825	61,045	54,042	109,776
	49,633	46,345	96,432	89,104	183,220
Less: Inter Segment Revenue	(36)	(3)	(56)	(25)	(90)
Net Sales & Operating Revenues	**49,597**	**46,342**	**96,376**	**89,079**	**183,130**
2. Segment Results					
(a) Aluminium	6,621	6,710	13,044	13,835	29,292
(b) Copper	1,261	1,233	2,384	2,211	5,171
	7,882	7,943	15,428	16,046	34,463
Less: Interest & Finance Charges	(632)	(515)	(1,194)	(1,149)	(2,424)
	7,250	7,428	14,234	14,897	32,039
Add: Other un-allocable Income net of un-allocable expenses	987	949	2,102	1,615	3,007
Profit before Tax	**8,237**	**8,377**	**16,336**	**16,512**	**35,046**
3. Capital Employed					
(a) Aluminium	76,743	67,890	76,743	67,890	74,511
(b) Copper	58,651	73,242	58,651	73,242	49,307
	135,394	141,132	135,394	141,132	123,818
Un-allocable/ Corporate	108,121	65,024	108,121	65,024	85,275
Total Capital Employed	**243,515**	**206,156**	**243,515**	**206,156**	**209,093**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company has formed a joint venture company namely Tubed Coal Mines Ltd with The Tata Power Company Ltd as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the Coal block allotted by the Government in the State of Jharkhand. Hindalco holds 60% stake in the Joint venture and balance 40% is held by The Tata Power Company Ltd.

2. The Company has acquired the shareholding of Alcan Inc. consisting of 78,564,384 equity shares of Rs 10/- each in Utkal Alumina International Ltd. (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company.

3. The Company has granted 1,940,250 stock options (for equal number of equity shares) to eligible employees on 23rd August, 2007 under Employees Stock Option Scheme ("the Scheme"). As per the Scheme, one-fourth of the number of shares granted will vest on yearly rest over a four year period at a fixed exercise price of Rs 98.30 per share.

4. As per the terms of the Right offer made by the Company in January 2006, the Company has sent the final call money notice to shareholders holding partly paid up shares for payment of final call money @ Rs 48 per share amounting to total Rs. 11,130 million. Amount received till 30th September, 2007 on this account is Rs 775 million.

5. The proceeds of the rights issue aggregating to Rs. 11,113 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 2,543 million while the balance amount is temporarily invested in short term liquid securities. Further, Rs 775 million received towards final call money as on 30th September 2007 lying in the Call money account opened with the Bank for this purpose.

6. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July 2007	Received	Resolved	Pending as on 30th September 2007
0	23	23	0

7. Figures of previous periods have been regrouped wherever found necessary.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 31st October, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 31st October, 2007

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

31 October 2007

Hindalco Industries Limited
Q2 FY 2007-2008 Results

Revenues	Rs. 4,960 crores
EBITDA	Rs. 1,032 crores
PAT	Rs. 643 crores

Financial highlights

(In Rs. crores)	Quarter Ended 30-Sep-07	Quarter ended 30-Sep-06	Half Year ended 30-Sep-07	Half Year ended 30-Sep-06
Net sales and operating revenue	**4,959.7**	**4,634.2**	**9,637.6**	**8,907.9**
Other income	109.8	110.8	234.4	188.4
EBITDA	**1,031.5**	**1,097.2**	**2,040.4**	**2,108.2**
Depreciation & Impairments	144.6	208.0	287.4	342.1
Interest and finance charges	63.2	51.5	119.4	114.9
Profit before tax	**823.7**	**837.7**	**1,633.6**	**1,651.2**
Tax Expenses	180.9	240.1	387.9	452.1
Net profit	**642.8**	**597.6**	**1,245.7**	**1,199.1**
EPS (basic and diluted)	**5.8**	**6.1**	**11.2**	**12.2**

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended 30 September 2007.

Net sales and operating revenues have grown by 7 per cent to Rs.4,959.7 crores as compared to Rs. 4,634.2 crores in the corresponding period in FY07. Despite the strengthening of the rupee which resulted in the lowering of aluminium prices, net profit for the quarter at Rs. 642.8 crores is up by 8%, vis-à-vis Rs. 597.6 crores in the corresponding period of previous year.

Of the total revenue of Rs. 4,959.7 crores, aluminium business contributed Rs. 1,785 crores on the back of production growth of 8%. Margins were maintained due to increased Value added products, better sales mix and higher sales volume. The value added products in volume terms increased by 11% and 15% in Rolled products and Extrusion products respectively.

The profit before interest and tax for aluminium business was lower at Rs. 662 crores from Rs. 671 crores in the corresponding quarter in the earlier year mainly on account of the sharp appreciation of the Rupee against USD and the impact of custom duty cut on imports. The rupee has appreciated 11% from Rs. 46.21/USD in Q2 FY 07 to Rs. 41.15/USD in the current quarter. On the positive side, the aluminium business benefited from higher LME prices, greater efficiencies, enhanced volumes through better capacity utilization and reduced input costs due to better procurement management.

In the copper business, revenue stood at Rs. [illegible] crores from Rs. [illegible] crores in Q2FY07 driven by higher sales volumes and realization resulting from an enriched product mix. The profit before interest and tax grew marginally at Rs. 126.1 crores from Rs. 123.3 crores in the corresponding quarter last year despite the fall in TcRc due to better by-product realization and improvement in operational efficiency.

The improvement in the market mix resulting from increased duty paid sales was setoff by the reduction in the duty differential. The grid power usage was lower on account of improved captive power availability and a significant improvement in energy consumption.

Strategic Initiatives

The Company has acquired the shareholding of Alcan Inc consisting of 78,564,384 shares of Rs 10/- each in Utkal Alumina international Ltd. (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company.

Operational review

Aluminium

All the aluminium plants operated at consistently high capacity utilisation. The full advantage of Phase I of Hirakud expansion helped in increasing metal production by 8%. The downstream assets purchased in the last two years were fully utilized, in addition to improved production from other plants. Production of value added products (VAP) grew by 7 per cent. Rolled products and Extrusions production extended by 18 per cent and 13 per cent respectively. Alumina production is less than last year primarily due to the hooking of existing alumina refinery with expanded facility at Muri.

Production	Units	Q2 FY08	Q2 FY07	Change (per cent)	H1FY08	H1 FY07	Change (per cent)
Alumina	MT	282,292	290,462	-3%	584,722	589,911	-1%
Primary metal	MT	118,257	109,324	8%	234,426	216,480	8%
Wire rods	MT	18,031	17,255	4%	35,464	34,273	3%
Rolled products	MT	57,273	52,794	8%	114,366	104,766	9%
Extruded products	MT	11,107	9,848	13%	21,293	18,393	16%
Foils	MT	6,618	6,715	-1%	13,143	13,321	-1%
Wheels	Nos.	41,576	53,958	-23%	86,152	100,064	-14%
Power	MU	2,102	2,095	0%	4,266	4,153	3%

Copper

In copper cathodes and CC rods production increased by 11 % and 32 % respectively on YoY basis on the back of the ramp up of the copper-III smelter and consistent production from smelter-I. The operations at copper smelter –II continue to remain suspended as cost of production is not economically feasible.

Production	Units	Q2 FY08	Q2 FY07	Change (per cent)	H1FY08	H1 FY07	Change (per cent)
Copper Cathodes	MT	79,181	71,391	11%	158,415	136,061	16%
CC Rods	MT	35,335	26,711	32%	69,430	54,016	29%

Expansion projects

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is slated for commissioning in the third quarter of the current fiscal.

Hirakud

Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is well on track. The power generation capacity from 267.5MW to 367.5MW will go on stream by December 2007.

Belgaum

The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is awaited.

Aditya Aluminium

Aditya Aluminium, the integrated aluminium project, encompassing 1-1.5 million tpa alumina refinery, 260,000-325,000 tpa aluminium smelter and 750 MW captive power plant is progressing as planned. The major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for Smelter, the Captive Power Plant (CPP) and the refinery. Joint venture agreement with Mahanadi Coal Limited and Neyveli Lignite Corporation Ltd. has been inked for coal requirements. The water drawal agreement is also finalized. The Smelter is expected to be commissioned by March, 2011 and the refinery by May, 2011.

Mahan

The Mahan Aluminum project with a smelter capacity of 325 ktpa and CPP of 750 MW is on schedule. The land acquisition for the project is underway. The Company has been allotted a coal block in a JV with Essar Power for the coal requirement of the CPP. Preliminary Environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The Water resource department has provided the necessary facilities as well. Project is expected to roll on by October, 2011.

Latehar

For the Latehar project with a smelter capacity of 325 ktpa and CPP of 750 MW, Tubed Coal mine has been allocated jointly with Tata Power. Preliminary Environmental clearances have been obtained. Land acquisition is in progress. The expected date of commissioning is March 2012.

Utkal

Work on Utkal Alumna's 1.5 MTPA Alumina Refinery is underway. The Company has acquired the land for the plant and facilities. The second phase of the rehabilitation and resettlement process is in progress. Mining activities will start by March 2009. The commissioning of the Plant is expected by March 2010.

Hindalco Almex Aerospace Limited

This project for manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries is on target. It is slated for commissioning in fourth quarter in the current fiscal.

Industry outlook

Aluminium

Global primary aluminium consumption has witnessed a strong demand growth of 8.8 %.

US production levels remained flat, the construction market continues to disappoint and demand from the transportation markets remain weak. The demand from Western Europe has been relatively stronger, while that from Japan continued to be unexciting. China remains the strongest driver of the demand as the metal grew at 34%, in this period, with transportation, construction and foil sectors remaining firm on the back of strong industrial activity.

Copper

The year-to-date has witnessed good demand for copper. The world refined copper consumption growth is forecast at 4.3% for 2007, driven by China, the Gulf and Europe. The exchange stock continues to

remain below normal levels and a weak US exchange rate will support current copper prices throughout 2007. The first half of 2008 may see an improvement in exchange stocks and market moving towards a balance.

The tightness in the concentrate market is the result of rapid expansion in the smelting capacity - mostly in China and India. Smelters have been buying on aggressive spot terms thereby placing miners in an advantageous position in their negotiations for fixing long-term benchmark TCRC for 2008 which is expected to be lower than 2007. Smelters with large spot exposure are not likely to meet their entire requirements and consequently production cutbacks cannot be ruled out. Increasingly smelters are scouting for participation in mine development to secure long-term concentrate contracts. New major mining projects under implementation are expected to come on-stream during 2010/11. This would change the market balance.

Company outlook

Higher Volumes from asset sweating of existing plants and from the Brownfield Expansion along with the continued focus on maximizing free cash flow will be the major driver for the growth of the company in the coming quarters. A stronger Rupee and soft alumina prices will put the profit margins under pressure. However, with the benefits of Brownfield expansions and various cost optimization initiatives in both Aluminium and in Copper Businesses are expected to sustain satisfactory performance, going forward.

END